FORM 11-K/A

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

( ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 (FEE REQUIRED)
For the fiscal year ended______________________________________________________

                                       OR

(X) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from   January 1, 1997   to   December 31, 1997
                                 ---------------        -----------------
Commission file number 1-7924

                             VALLEY RESOURCES, INC.
                       401-K EMPLOYEE STOCK OWNERSHIP PLAN
                       ___________________________________
                              (Full Title of Plan)


                             VALLEY RESOURCES, INC.
           __________________________________________________________
          (Name of Issuer of the Securities held Pursuant to the Plan)


                                1595 Mendon Road
                         Cumberland, Rhode Island 02864
                      ____________________________________
                    (Address of Principal Executive Officer)


                                AMENDMENT NO. 1

The  undersigned   registrant  hereby  amends  the  following  items,  financial statements, exhibits or other portions of its report, for the plan year ended December 31, 1997, on Form 11-K as set forth in the pages attached hereto.

     1.)  Financial Statements and related footnote disclosures.

                                    AMENDED
           Valley Resources, Inc. 401(K) Employee Stock Ownership Plan

                        STATEMENTS OF FINANCIAL CONDITION

                                December 31, 1997



                                                    STABLE        INDEXED        INDEXED          VALUE
                                     MEMBER         VALUE          BOND          EQUITY           EQUITY
ASSETS                               LOANS          OPTION         FUND           FUND             FUND
------                            --------------------------------------------------------------------------

Investments (Note A)
  Common Stock of
  Valley Resources, Inc.
  at Market Value
  799,774.001 Shares
  (Cost $8,775,609.04)
                                  -----------    -----------    -----------    -----------     -------------

    Total Investments             $     0.00     $      0.00    $      0.00    $      0.00     $        0.00
                                  ----------     -----------    -----------    -----------     -------------

Money Market                            0.00      297,854.26     388,145.53     330,285.64      1,924,426.09
Contributions Receivable                0.00       54,282.00           0.00           0.00              0.00
Member Loan Receivable             11,500.00            0.00           0.00           0.00              0.00
                                  ----------     -----------    -----------    -----------     -------------
    Total Assets                  $11,500.00     $352,136.26    $388,145.53    $330,285.64     $1,924,426.09
                                  ==========     ===========    ===========    ===========     =============

LIABILITIES AND EQUITY

Acquisition Indebtedness (Note D) $     0.00     $      0.00    $      0.00    $      0.00     $        0.00
Interest Payable
Plan Equity - Including
  Net Unrealized
  Depreciation or
  Appreciation of
  Investments (Note A)             11,500.00      352,136.26     388,145.53     330,285.64      1,924,426.09
                                  ----------     -----------    -----------    -----------     -------------
Net Assets                         11,500.00      352,136.26     388,145.53     330,285.64      1,924,426.09
                                  ----------     -----------    -----------    -----------     -------------
Total Plan Equity &
  Liabilities                     $11,500.00     $352,136.26    $388,145.53    $330,285.64     $1,924,426.09
                                  ==========     ===========    ===========    ===========     =============



The accompanying Notes are an integral part of these statements.

                                    AMENDED
           Valley Resources, Inc. 401(K) Employee Stock Ownership Plan

                  STATEMENTS OF FINANCIAL CONDITION - CONTINUED

                                December 31, 1997



                                      INTERNATNL         VRI             ESOP
                                        EQUITY      EMPLOYEE & ER      SUSPENSE
ASSETS                                   FUND        STOCK FUND          FUND            TOTAL
------                               --------------------------------------------------------------

Investments (Note A)
  Common Stock of
  Valley Resources, Inc.
  at Market Value
  799,774.001 Shares
  (Cost $8,775,609.04)                            $6,726,360.19    $2,871,696.77    $ 9,598,056.96
                                   -----------    -------------    -------------    --------------

    Total Investments              $     0.00      6,726,360.19     2,871,696.77      9,598,056.96
                                   ----------     -------------    -------------    --------------


Money Market                        74,806.73        315,361.76       299,334.14      3,630,214.15
Contributions Receivable                 0.00          3,208.00             0.00         57,490.00
Member Loan Receivable                   0.00              0.00             0.00         11,500.00
                                   ----------     -------------    -------------    --------------
    Total Assets                   $74,806.73     $7,044,929.95    $3,171,030.91    $13,297,261.11
                                   ==========     =============    =============    ==============


LIABILITIES AND EQUITY

Acquisition Indebtedness (Note D)  $     0.00     $      0.00      $2,872,790.00    $ 2,872,790.00
Interest Payable                                                      181,117.52        181,117.52
Plan Equity - Including
  Net Unrealized
  Depreciation or
  Appreciation of
  Investments (Note A)              74,806.73      7,044,929.95       117,123.39     10,243,353.59
                                   ----------     -------------    -------------    --------------
Net Assets                          74,806.73      7,044,929.95       117,123.39     10,243,353.59
                                   ----------     -------------    -------------    --------------
Total Plan Equity &
  Liabilities                      $74,806.73     $7,044,929.95    $3,171,030.91    $13,297,261.11
                                   ==========     =============    =============    ==============




The accompanying Notes are an integral part of these statements.

                                    AMENDED
          Valley Resources, Inc. 401(K) Employee Stock Ownership Plan

                 STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

                                December 31, 1997



                                                          STABLE            INDEXED           INDEXED             VALUE
                                          MEMBER          VALUE              BOND             EQUITY             EQUITY
ASSETS                                    LOANS           OPTION             FUND              FUND               FUND
------                                 -----------------------------------------------------------------------------------

Investment Income:
  Interest Income                       $     0.00     $ 18,053.76       $      0.00       $      0.00       $        0.00
  Short-Term Capital Gains                                                                      459.63           65,199.61
  Long-Term Capital Gains                                                                     5,284.68          219,119.49
  Dividend Reinvestment                       0.00            0.00         24,552.60          3,938.93           23,328.87
                                        ----------     -----------       -----------       -----------       -------------
  Total Investment Income                     0.00       18,053.76         24,552.60          9,683.24          307,647.97

Net Realized Gain/(Loss)
  on Disposition of
  Investments (Note F)                        0.00            0.00          6,750.79            537.97           50,298.52
                                        ----------     -----------       -----------       -----------       -------------

Unrealized Appreciation
  (Depreciation) of
  Investments (Notes A
  and E)                                      0.00            0.00              0.00              0.00                0.00

                                        ----------     -----------       -----------       -----------       -------------

Contributions (Note A)
  Participants                                0.00       90,626.88         52,423.00         17,937.13          259,363.52
  Valley Gas Company                          0.00            0.00             33.08            132.36               99.28
                                        ----------     -----------       -----------       -----------       -------------
  Total Contributions                         0.00       90,626.88         52,456.08         18,069.49          259,462.80
                                        ----------     -----------       -----------       -----------       -------------
Other                                         0.00        7,314.74          6,713.92           (124.00)         (60,499.63)
                                        ----------     -----------       -----------       -----------       -------------
  Total Net Additions                         0.00      115,995.38         90,473.39         28,166.70          556,909.66
                                        ----------     -----------       -----------       -----------       -------------

Withdrawals:
  Member Distributions                        0.00      (15,472.56)        (3,404.64)             0.00          (44,973.99)
  Participant Loans                      11,500.00                         (1,647.90)        (4,053.77)          (1,603.87)
  Interest Expense                            0.00
                                        ----------     -----------       -----------       -----------       -------------
    Total Deductions                     11,500.00      (15,472.56)        (5,052.54)        (4,053.77)         (46,577.86)
                                        ----------     -----------       -----------       -----------       -------------
    Net Increase(Decrease)               11,500.00      100,522.82         85,420.85         24,112.93          510,331.80

PLAN EQUITY:
  Beginning of Year
    Net Assets Beginning (Note A)             0.00      297,004.57        335,647.65              0.00        1,479,599.46
    Inter-Plan Transfers                      0.00      (45,391.13)       (32,922.97)       306,172.71          (65,505.17)
                                        ----------     -----------       -----------       -----------       -------------
  End of Year                           $11,500.00     $352,136.26       $388,145.53       $330,285.64       $1,924,426.09
                                        ==========     ===========       ===========       ===========       =============


The accompanying Notes are an integral part of these statements.

                                    AMENDED
          Valley Resources, Inc. 401(K) Employee Stock Ownership Plan

           STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY - CONTINUED

                                December 31, 1997



                                               INTERNATNL              VRI                ESOP
                                                 EQUITY           EMPLOYEE & ER         SUSPENSE
                                                  FUND             STOCK FUND             FUND                TOTAL
                                               ------------------------------------------------------------------------

INVESTMENT INCOME:
  Interest Income                              $      0.00       $   22,164.04       $   14,417.57       $    54,635.37
  Short-Term Capital Gains                        2,328.38                                                    67,987.62
  Long-Term Capital Gains                         6,744.38                                                   231,148.55
  Dividend Reinvestment                           1,028.08          425,731.00          182,671.00           661,250.48
                                               -----------       -------------       -------------       --------------
  Total Investment Income                        10,100.84          447,895.04          197,088.57         1,015,022.02

Net Realized Gain/(Loss)
  on Disposition of
  Investments (Note F)                          (21,212.37)         (12,305.44)          44,245.26            68,314.73
                                               -----------       -------------       -------------       --------------
Unrealized Appreciation
  (Depreciation) of
  Investments (Notes A
  and E)                                              0.00          438,632.15          156,235.87           594,868.02
                                               -----------       -------------       -------------       --------------
Contributions (Note A)
  Participants                                    6,248.76          175,304.63                0.00           601,903.92
  Valley Gas Company                                 33.10          268,780.46                0.00           269,078.28
                                               -----------       -------------       -------------       --------------
  Total Contributions                             6,281.86          444,085.09                0.00           870,982.20
                                               -----------       -------------       -------------       --------------
Other                                                 0.00                0.00           (3,698.49)          (50,293.46)
                                               -----------       -------------       -------------       --------------
  Total Net Additions                            (4,829.67)       1,318,306.84          393,871.21         2,498,893.51
                                               -----------       -------------       -------------       --------------

WITHDRAWALS:
  Member Distributions                                0.00         (445,532.53)               0.00          (509,383.72)
  Participant Loans                                (694.46)          (3,500.00)                                    0.00
  Interest Expense                                                                     (395,733.56)         (395,733.56)
                                               -----------       -------------        ------------       --------------
    Total Deductions                               (694.46)        (449,032.53)        (395,733.56)         (905,117.28)
                                               -----------       -------------        ------------       --------------
    Net Increase(Decrease)                       (5,524.13)         869,274.31           (1,862.35)        1,593,776.23

PLAN EQUITY:
  Beginning of Year
    Net Assets Beginning (Note A)                     0.00        6,418,339.94          118,985.74         8,649,577.36
    Inter-Plan Transfers                         80,330.86         (242,684.30)               0.00                 0.00
                                               -----------       -------------       -------------       --------------
  End of Year                                  $ 74,806.73       $7,044,929.95       $  117,123.39       $10,243,353.59
                                               ===========       =============       =============       ==============


The accompanying Notes are an integral part of these statements.

                                    AMENDED
           Valley Resources, Inc. 401-K Employee Stock Ownership Plan

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                                December 31, 1997




NOTE E - NET UNREALIZED APPRECIATION (DEPRECIATION) OF PLAN ASSETS



                                  VRI              ESOP
                             EMPLOYEE & ER       SUSPENSE
                              STOCK FUND           FUND              TOTAL
                             ------------------------------------------------
Balance at Dec. 31, 1996       $      0.00      $       0.00      $      0.00
Change for the year 1997        438,632.15        156,235.87       594,868.02
                              ------------      ------------      -----------

Balance at Dec. 31, 1997       $438,632.15      $ 156,235.87      $594,868.02
                               ===========      ============      ===========


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment signed on its behalf by the undersigned thereunto duly authorized.


                                     VALLEY RESOURCES 401-K EMPLOYEE STOCK
                                     OWNERSHIP PLAN



                                     S/K. W. Hogan
                                     -----------------------------------------
                                     K. W. Hogan
                                     Senior Vice President, CFO and Secretary





July 13, 1998







                                      F-14